SONFIELD & SONFIELD
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056
                               Tel: (713) 877-8333
                               Fax: (713) 877-1547
                                www.sonfield.com

                             Robert L. Sonfield, Jr.
                               robert@sonfield.com


March 9, 2006

Mail Stop 4561

Mr. Hugh Fuller
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Exobox Technologies Corporation (the "Issuer")
                  Post-Effective Amendment No 2 to Registration Statement on Form 10-SB Filed March 9, 2006 File No. 0-51689

Dear Mr. Fuller:

         We have enclosed three copies of Post-Effective Amendment No. 2 to the Registration Statement marked to show changes from Post-Effective Amendment No. 1 in order to expedite your review.

Recent Sales of Unregistered Securities

         We are filing a Post-Effective Amendment No. 2 to Registration Statement on Form 10-SB for the sole purpose of adding a paragraph under the heading "Recent Sales of Unregistered Securities" describing the issuance of 4,000 shares of Series C Convertible Preferred Stock to Manillo Investors, Ltd. pursuant to the Securities Purchase Agreement dated September 20, 2005.

Yours very truly,
/s/Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo